
   FORM 4                             U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                          Washington, D.C. 20549                               OMB APPROVAL
   no longer subject               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB No.                   3235-0287
   to Section 16.                                                                       Expires:         September 30, 1998
   Form 4 or Form 5              Filed pursuant to Section 16(a) of the Securities      Estimated
   obligations may                  Exchange Act of 1934, Section 17(a) of the          average
   continue.                        Public Utility Holding Company Act of 1935          burden hrs.
   See Instruction 1(b).      or Section 30(f) of the Investment Company Act of 1940    per response                    0.5

1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
                                                                                         to Issuer
                                             CONSOLIDATED CAPITAL GROWTH FUND
        Insignia Properties, L.P.

  (Last)    (First)     (MI)             3) IRS Or Social     4) Statement for          [  ] Director   [X] 10% Owner
                                            Security Number      Month/Year             [  ] Officer    [ ] Other
One Insignia Financial Plaza                of Reporting                                 (give title below)    (specify below)
P.O. Box 1089                               Person               FEBRUARY 1998
                                            (Voluntary)          -------------            -----------------------------------
  (Street)                                                    5) If Amendment,        7)    Individual or Joint/Group Filing
                                                                 Date, of                   (Check Applicable Line)
Greenville, SC 29602                                             Original
                                                                 (Month/Year)            [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                            [X] Form filed by More than One
                                                                                              Reporting Person


                         TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   ----------------------------------------------------------------------------------------------------------------------------
1) Title of Security     2) Transaction  3) Trans-    4)  Security Acquired 5) Amount of     6) Ownership   7) Nature of
        (Instr. 3)          Date            action        or Disposed          Securities       Form:          Indirect
                            (Month/         Code          of (D)               Beneficially     Direct (D)     Beneficial
                            Day/Year)       (Inst.8)      (Inst. 3, 4 & 5)     Owned at         or             Ownership
                                         ------------ ---------------------    End of           Indirect       (Inst.4)
                                          Code    V    Amount   (A)  Price     Month            (I)
                                                                (D)            (Inst.3&4)       (Inst. 4)
----------------------------------------------------------------------------------------------------------------------------
LIMITED PARTNERSHIP UNITS     2/27/98       P           2,690   A    300.00     21,993.5            D
----------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                 SEC 1474 (7-96)



 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
 ------------------------------------------------------------------------------

1) Title of Derivative Security  2) Conversion   3) Transaction4) Transaction5) Number of Derivative6) Date
    (Inst. 3)                       or Exercise     Date          Code          Securities Acquired    Exercisable
                                    Price of        (Month/      (Inst.8)       (A) or Disposed        and Expiration
                                    Derivative      Day/Year)                   of (D)                 Date (Month/
                                    Security                                    (Inst. 3,4&5)          Day/Year)
                                                                ------------ ----------------------
                                                                Code    V        (A)         (D)    Date         Expiration
                                                                                                    Excercisable Date


7) Title and Amount of     8) Price of     9) Number of         10) Ownership        11) Nature of Indirect
   Underlying Securities      Derivative      Derivative            Form of              Beneficial
   (Inst. 3 & 4)              Security        Securities            Derivative           Ownership
                              (Inst. 5)       Beneficially          Security:            (Inst. 4)
                                              Owned at              Direct (D) or
                                              End of Month          Indirect (I)
---------------------------                   (Instr. 4)           (Instr. 4)
               Amount or
   Title        Number
               of Shares

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EXPLANATION OF RESPONSES:
------------------------

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File").  The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding
     Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     --------------------------
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.


By:  /s/ Daniel M. LeBey
     -------------------
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary


     /s/ Andrew L. Farkas
     --------------------
     Andrew L. Farkas



**Intentional misstatments or  omissions of facts constitute
  Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).


/s/William H. Jarrard, Jr.                                    March 10, 1998
--------------------------------------                        -------------
**Signature of Reporting Person                               Date

By:  William H. Jarrard, Jr.


                                                                 SEC 1474 (8/92)

                                                                        FEB-1998